UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Aradyme Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   03850 Y 100
                            ----------------------------------------------------
                                 (CUSIP Number)

                                       Leonard Cooke, PO Box 1394, St. George,
 (435)673-6867
677 East 700 South, Suite 201, American Fork, Utah 84003
--------------------------------------------- ----------------------------------
                  (Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

                March 31, 2003                  April 1, 2003
                            ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note:  Schedules  filed in paper format shall  include a signed  original and five copies of the  schedule,  including all exhibits.
See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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                                Page ___1____ of ___1___ Pages
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  1     NAME OF REPORTING PERSON Leonard Cooke

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        N/A
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                    (b) |_|
        N/A

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

        OO-See Item 3 and 4
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                               |_|
        N/A

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
------- ------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER

                              2,000,000
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
       SHARES
    BENEFICIALLY              N/A
      OWNED BY
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 2,000,000
        WITH
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              N/A

--------------------- ------- --------------------------------------------------
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,000,000
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                |_|
        N/A

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.4%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
------- ------------------------------------------------------------------------

4


Item 1. Security and Issuer

         Common stock, $0.001 par value

Item 2. Identity and Background

         (a) The name of the person filing this statement is Leonard Cooke ("reporting person");

         (b) The reporting person's business address is 677 East 700 South, Suite 201, American Fork, Utah 84003;

         (c) The reporting person's principal occupation or employment is as a [FILL IN JOB TITLE] with Aradyme
              Corporation;

         (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) The reporting person has not, during the last five years, been a party to any civil proceeding; and

         (f)  The reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         On March 31, 2003, the Issuer acquired Aradyme Development Corporation, a privately held Nevada corporation, in which the Issuer, which previously had approximately 1.5 million shares issued and outstanding, issued an aggregate of approximately 13.1 million shares of common stock and 12,000 shares of preferred stock (convertible into 120,000 shares of common stock) to the acquired company stockholders. Options to purchase approximately 1.3 million shares of the acquired company's common stock at $0.50 per share are being converted into options to purchase the same number of shares of Issuer common stock on the same terms. The person filing this statement was a stockholder of the acquired company and received the securities described above in the acquisition. No other funds or consideration was given in connection with the stock-for-stock exchange.


Item 4. Purpose of Transaction

         The acquired company shares were acquired by the Issuer for the purpose of obtaining control over the acquired company. As a result of the acquisition, the acquired company became a wholly-owned subsidiary of the Issuer, the president of the acquired company was appointed the president of the Issuer, and the other current officers and directors of the acquired company have become the officers and will become the directors of the Issuer, upon the delivery of certain specified information to the stockholders of the Issuer, in accordance with Section 14(f) of the Securities Exchange Act of 1934.

For a description of the transaction, see Item 3.


Item 5. Interest in Securities of the Issuer

         The reporting person has sole voting and dispositive power over 2,000,000 shares of common stock, which represents approximately 12.4% of the issued and outstanding shares of the Issuer. For a description of the transaction, see Item 3.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.


Item 7. Material to Be Filed as Exhibits

The following exhibits are incorporated by reference from the Issuer's Form 8-K current report, filed with the Securities Exchange Commission on April 8th 2003.

1) Reorganization Agreement between Albion Aviation, Inc. and Aradyme Development Corporation dated February 7,
         2003

2) Articles of Merger among Albion Aviation, Inc., Albion Merger Corporation, and Aradyme Development
         Corporation dated March 13, 2003, with related Plan of Merger

3) Certificate of Amendment to Certificate of Incorporation of Albion Aviation, Inc. dated 8th of January, 2003 and filed 9th of January 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date                              Leonard Cooke